


ADITYA BIRLA GROUP

06018850

RECEIVED
2006 NOV 28 P 3:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 23, 2006

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

SUPPL

Re : Aditya Birla Nuvo Limited / SEC File No.82-34979 Rule 12g3-2(b) Submission

Ladies and Gentlemen :

This letter is with respect to Aditya Birla Nuvo Limited, a limited company incorporated under the laws of India (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of the following document :

[Regulatory Announcement of the Company dated 23.11.2006]

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,
For ADITYA BIRLA NUVO LIMITED

PROCESSED
DEC 0 1 2006
THOMSON
FINANCIAL

Devendra Bhandari
Company Secretary

Enc : a/a

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat. Website : www.adityabirlanuvo.co.in / www.adityabirla.com


ADITYA BIRLA GROUP

FILE NO : 82-34979

November 23, 2006

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Dear Sir,

Sub : Rights Issue

This is further to our letter dated November 21, 2006 on the above subject.

Kindly note that the Committee of Directors at their meeting held today have decided to offer 98,26,638 equity shares of Rs.10/- each for subscription under the ensuing Rights Issue in the ratio of 2 (Two) equity shares for every 17 (Seventeen) equity shares held on the Record Date at Rs. 793/- per equity share.

Further, Friday, the 8th December,2006 has been fixed as the "Record Date" for ascertaining the entitlement of the above said Rights Issue.

This is for your information and doing the needful.

Thanking you,

Yours faithfully,
For **Aditya Birla Nuvo Ltd**

Devendra Bhandari
Company Secretary

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat. Website : www.adityabirlanuvo.co.in / www.adityabirla.com

ADITYA BIRLA NUVO


ADITYA BIRLA GROUP

November 23, 2006

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Dear Sir,

UNDERTAKING FROM THE COMPANY

Sub : Rights Issue of Aditya Birla Nuvo Limited

With reference to the above issue, we undertake that :

1: If in case the Company has to withdraw/ call off the Rights Issue, then the same will be at the sole responsibility of the company. The company undertakes to resolve/ settle all investor grievances/ complaints which may arise out of such cancellation of Rights Issue.

We, therefore request you to take on record the Record Date of Friday, the 8th December, 2006 as given by the company for the purpose of Rights Issue and inform the market accordingly.

Yours faithfully,

For **Aditya Birla Nuvo Ltd**

Devendra Bhandari
Company Secretary

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030
Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat . Website : www.adityabirlanuvo.co.in / www.adityabirla.com


ADITYA BIRLA GROUP

November 21, 2006

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

SUPPL

Re : Aditya Birla Nuvo Limited / SEC File No.82-34979 Rule 12g3-2(b) Submission

Ladies and Gentlemen :

This letter is with respect to Aditya Birla Nuvo Limited, a limited company incorporated under the laws of India (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of the following document :

[Regulatory Announcement of the Company dated 21.11.2006]

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,
For **ADITYA BIRLA NUVO LIMITED**

Devendra Bhandari
Company Secretary

Enc : a/a

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat . Website : www.adityabirlanuvo.co.in / www.adityabirla.com


ADITYA BIRLA GROUP

FILE NO : 82-34979

November 21, 2006

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Dear Sir,

Sub : Proposed Rights Issue
Ref: Scrip Code BSE 500 303

Further to our letter dated September 11, 2006, with regard to our proposed Rights Issue, we wish to inform that the meeting of the Special Committee constituted by the Board of Directors of the Company in its meeting held on September 11, 2006 will be held on November 23, 2006 for deciding various matters in connection with the proposed Rights Issue which interalia includes fixing "Record Date", the price, premium, number of shares and ratio in respect of the Rights Issue of the Company.

We shall inform you of the decision taken by the Committee after conclusion of its Meeting.

Thanking you,

Yours faithfully,
For **Aditya Birla Nuvo Ltd**



Devendra Bhandari
Company Secretary

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat. Website : www.adityabirlanuvo.co.in / www.adityabirla.com